 EXHIBIT 8.1

List of Subsidiaries

Company	Jurisdiction of Incorporation
Allot Communications Inc.	United States
Allot Communications Europe SARL	France
Allot Communications (Asia Pacific) Pte. Limited	Singapore
Allot Communications (UK) Limited (with branches in Italy and Germany)	United Kingdom
Allot Communications Japan K.K.	Japan
Allot Communications Africa (PTY) Ltd	South Africa
Allot Communications India Private Ltd	India
Allot Communications Spain, S.L. Sociedad Unipersonal	Spain
Allot Communications (Colombia) S.A.S	Colombia
Allot MexSub	Mexico
Allot Turkey Komunikasion Hizmeleri limited.	Turkey
Allot Australia (PTY) LTD	Australia

* Allot Ltd also holds a branch in Colombia.